April 12, 2007

VIA EDGAR (“corresp”)

Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:                                                UAL Corporation
File No. 001-06033
Form 10-K:  For the Year Ended December 31, 2006

Dear Mr. Fay:

This letter responds to the Staff’s comment concerning our Form 10-K for the year ended December 31, 2006 as set forth in the Staff’s letter dated March 30, 2007.  For your convenience, the Staff’s comment is repeated below in bold, with our response to the comment set forth immediately thereafter.

Form 10-K:  For the Year Ended December 31, 2006

We note that costs incurred under your power-by-the-hour engine maintenance agreements are expensed based upon the number of hours flown.  With regard to your August 1, 2003 agreement with Chromalloy Gas Turbine Corporation, please (a) tell us whether you are obligated to continue to pay the underlying fees that are based upon the number of hours flown after you have given notice of termination pursuant to the termination for convenience provision of article 20, and (b) explain to us in detail the basis for your conclusion.  In other words, explain us whether you will be required to pay the full monthly power-by-the-hour fee for the entire 120 day notice period.  Please also briefly explain to us how you have considered the termination for convenience provision in determining your appropriate accounting.

77 W. Wacker Drive, Chicago, IL  60601

Under our PW2000 engine piece parts power-by-the-hour maintenance services agreement dated August 1, 2003 (the “Agreement”) with Chromalloy Gas Turbine Corporation (“Chromalloy”):

•                  Chromalloy is obligated to continue to provide the required engine maintenance services (“Services”) with respect to any and all PW2000 engines that need and qualify for such Services after United has given Chromalloy a notice of termination pursuant to the termination for convenience provision of Article 20 of the Agreement, until the effective date of termination of the Agreement (as provided in United’s notice pursuant to Section 20.1).

•                  Similarly, United is obligated to continue to pay the power-by-the-hour fees required by the Agreement after United has given Chromalloy a notice of termination pursuant to the termination for convenience provision of Article 20 of the Agreement, until the effective date of termination of the Agreement (as provided in United’s notice pursuant to Section 20.1), subject to United’s other rights and remedies under the Agreement or at law.  In other words, because Chromalloy would continue to be required to provide the required Services after United had sent the termination notice, until the effective date of termination of the Agreement, United similarly would be required to continue to pay the full monthly power-by-the-hour fee for the entire notice period (subject to United’s other rights and remedies under the Agreement or at law).

•                  An amendment to the Agreement dated August 7, 2004 modified the termination provisions within Article 20 from 60 to 90 days.  In addition, a subsequent amendment modifying Article 20 from 90 to 120 days was drafted, but was never executed.  Based upon the Agreement and the executed amendment, prior notice of at least 90, not 120 days is needed for the exercise of our right to terminate the Agreement to be effective.

•                  In determining the appropriate accounting treatment for the Agreement, we concluded that costs should be expensed as incurred based on the number of flight hours flown.  Our basis for this accounting treatment is that cost risk has been transferred to Chromalloy.  In reaching this conclusion we considered contract provisions regarding cost true-up mechanisms, cost adjustment mechanisms and contract termination provisions. Specifically, the termination for convenience provision supports the assertion that cost risk is transferred to the service provider.   We concluded that the termination for convenience provision supports transfer of risk because Chromalloy cannot recover costs for services already performed under the Agreement.  Article 20 requires us to pay certain termination and contract wind-down costs, but those costs do not represent cost-recovery for work already performed.  Additionally, if we pay for maintenance based on, for example, 1,000 engine flight hours and that engine is not maintained by Chromalloy because we exercise our early termination for convenience right, we would forfeit the payments made on the 1,000 flight hours.

With respect to the preceding response, we acknowledge the following:

•                  We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

77 W. Wacker Drive, Chicago, IL  60601

Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff.  Please direct any questions about this letter to me at 312-997-8111 or David Wing at (847) 700-6194.

Sincerely,

/s/ Frederic F. Brace
Frederic F. Brace
Executive Vice President and
Chief Financial Officer

cc:	Glenn Tilton
Paul Lovejoy

77 W. Wacker Drive, Chicago, IL  60601